EXHIBIT 99.1

News Release

North American Construction Group Ltd. Announces Results for the Third Quarter Ended September 30, 2026
Raises Full Year 2026 Combined Revenue Guidance Underpinned By Strong Q3 Top-Line Performance
ACHESON, Alberta, November 4, 2026 - North American Construction Group Ltd. ("NACG") (TSX:NOA/NYSE:NOA) today announced results for the third quarter ended September 30, 2026. Unless otherwise indicated, figures are expressed in Canadian dollars, and comparisons are to the prior period ended September 30, 2025.
Third Quarter 2026 Financial Highlights
Revenue:
•Combined revenue of $438.1 million, up $47.3 million or 12% year-over-year
•Reported revenue of $413.3 million, up $96.0 million or 30% year-over-year
Profitability:
•Adjusted EBITDA of $100.1 million, up $1.0 million or 1% year-over-year
•Adjusted net earnings of $6.6 million, down $13.0 million year-over-year
•Net loss of $24.2 million, down $41.5 million or 240% year-over-year
Third Quarter 2026 Operational & Corporate Highlights
NACG delivered consistent adjusted EBITDA in the third quarter, supported by the contribution from IMC, organic growth in Australia and improved margins in Canada.
•Our Australian operations delivered robust revenue growth of 42% year-over-year, with the majority of the increase reflecting IMC's contribution which was acquired during 2026 Q2. The MacKellar and DGI businesses also delivered organic growth driven by strong project execution, prior-period growth asset investments, and favourable foreign exchange translation rates. Combined gross profit margin in the Australian business of 11.9% was impacted by i) additional parts and labour costs required to improve and sustain mechanical availability at a thermal coal mine site in Queensland and ii) operational inefficiencies at a lithium mine site in Western Australia caused by a pit wall failure.
•In Canada, margin performance benefited from our ongoing fleet optimization strategy. Revenue increased year-over-year driven by increased operational support scopes at the Syncrude and Millennium mines. When excluding the 797 haul truck fleet from the prior period, the increase of over 20% on a like-for-like basis reflects both the external strong demand in the region as well as the achievement of improved mechanical availability.
•In early October, the Fargo construction joint venture provided financial statements based on a revised forecast which increased total project costs by approximately $150 million on a 100%-basis, or $45 million attributable to our 30% interest, representing an increase of 9.0% over the previous estimate and resulting in a contract loss position. The forecast was approved by the joint venture's executive committee and deemed the final estimate, as the project is considered to be close to physically complete. The Fargo joint ventures are engaged in discussions with the customer regarding mutually beneficial remedies to address the cost increases. No amounts in respect of these potential remedies have been reflected in the Company’s financial statements. The Company is committed to pursuing all legal and commercial avenues to recover the cost increases that have been incurred in completing this project.

"Revenue remained near our quarterly record of $450 million, underpinning our raised full-year revenue outlook. We are seeing tangible benefits from fleet optimization in Canada and further opportunities to improve productivity and returns across our Australian businesses. While our core businesses delivered less improvement than anticipated and Fargo was a significant disappointment, we have already applied the lessons from that project to our approach to project selection and operating structures," commented Barry Palmer, President and Chief Executive Officer.
"With contractual backlog above $3.2 billion, our focus is on finishing 2026 strongly through safe execution of the work in hand and improved fleet performance. Our identified opportunity pipeline of more than $14 billion allows us to be selective, pursuing work that fits our operating strengths and offers attractive returns. As we prepare to welcome Brad Rogers as our new CEO, an orderly transition will preserve continuity in strategy and customer relationships, positioning him to focus in 2027 on converting earnings into free cash flow to support deleveraging and disciplined investment in profitable growth."
Financial Results for the Third Quarter 2026
Combined revenue and reported revenue were generated during the quarter by the following primary segments:
•Heavy Equipment - Australia revenue increased 42% to $267.8 million, reflecting $73.6 million of reported revenue from IMC following its April 7, 2026, acquisition and organic growth of $5.7 million from the MacKellar and DGI businesses.
•Heavy Equipment - Canada revenue increased 12% to $141.2 million, primarily due to higher demand for operational support services at Syncrude and Millennium mines.
•Revenue from joint ventures and affiliates declined 66% to $24.8 million, reflecting the decline from the legacy Fargo Project.
Gross profit decreased to $47.1 million (11.4% margin) from $49.4 million (15.6% margin) in 2025 Q3. Combined gross profit was $51.6 million (11.8% margin), down from $56.8 million (14.5% margin) in the prior year.
Adjusted EBITDA was $100.1 million, up $1.0 million year-over-year, with IMC contributing $8.2 million. Adjusted EBITDA margin was 22.8%, compared to 25.3% in 2025 Q3, principally reflecting IMC's margin profile.
Adjusted net earnings for the quarter were $6.6 million, down from $19.6 million in the prior year period. Adjusted EPS was $0.25, down from $0.66 in 2025 Q3. Consistent gross profit was offset by higher general and administrative costs supporting a larger business and increased interest expense on acquisition-related debt.
Quarterly net loss of $24.2 million was below the prior year's net income of $17.3 million, primarily due to the impact from the Fargo Project, higher general and administrative costs and increased interest expense. Basic net income per share was a loss of $0.90, down from $0.59 in 2025 Q3.
Free cash flow was an outflow of $28.3 million as cash generated by $100.1 million in adjusted EBITDA was offset by sustaining capital spending ($76.5 million), cash interest ($20.5 million) and working capital changes ($23.6 million). Sustaining maintenance capital in Canada of $35.7 million was incurred in response to strong demand in the oil sands region and in direct support of our equipment utilization targets.
Declaration of Quarterly Dividend
On November 3, 2026, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of twelve Canadian cents ($0.12) per common share, payable to common shareholders of record at the close of business on November 25, 2026. The Dividend will be paid on January 8, 2027, and is an eligible dividend for Canadian income tax purposes.
Outlook for 2026
Our operational priorities for the remainder of 2026 are:
•Safety - safety-first mentality across all global operations - ensuring Everyone Gets Home Safe;
•Australian workforce mix - following recent improvements, optimize maintenance workforce in Australia;
•Cost reduction - following two years of major growth in Queensland, review and reduce discretionary operating costs while fully maintaining customer requirements;
•Integration - with the Iron Mine Contracting transaction complete, continued commissioning of the expanded fleet in Western Australia to support growth and operational scale; and
•Mechanical availability - continue to improve mechanical availability and reliability of the heavy equipment fleet in the oil sands region.

Our growth drivers for 2026 and beyond are the strategic building blocks of our success:
•Scaling into a Tier 1 Contractor in Australia - provides ability to secure larger scopes in the much sought-after mining regions of Western Australia and Queensland;
•Securing infrastructure awards in northern Canada - targeting nation-building projects in Canada and mass civil earthwork scopes for which we have deep experience and expertise; and
•Expanding mining services in Canada and the United States - leveraging our over 70 years of experience, ensuring we are front and center as ever-increasing mine scopes in both countries are issued and awarded.
The following table provides projected key measures for 2026. The 2026 outlook is based on our installed equipment fleet and contractual backlog of $3.2 billion.

Key measures	Current Outlook	Previous Outlook
Combined revenue(i)	$1.7 - $1.8B	$1.6 - $1.8B
Adjusted EBITDA(i)	$370 - $400M	$380 - $420M
(i)See "Non-GAAP Financial Measures".
“We are raising our full-year combined revenue outlook range to $1.7 billion to $1.8 billion, while tightening our adjusted EBITDA guidance range to $370 million to $400 million to reflect a slower pace of earnings improvement than anticipated," said Jason Veenstra, Chief Financial Officer of NACG. "Our $3.2 billion contractual backlog supports the revised outlook, and we expect fourth-quarter improvement from the continued ramp-up of IMC, stronger Australian margins, increased oil sands utilization, and Nuna’s fleet expansion in Nunavut. Delivering the $385 million adjusted EBITDA midpoint will require disciplined execution, with our focus on translating the operating opportunities into improved profitability.”

Results for the three and nine months ended September 30, 2026
Consolidated Financial Highlights

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands, except per share amounts)	2026	2025	2026	2025
Revenue	$413,276	$317,248	$1,133,458	$978,715
Cost of sales	299,943	218,033	818,437	690,554
Depreciation and amortization	66,247	49,858	183,498	166,173
Gross profit	$47,086	$49,357	$131,523	$121,988
Gross profit margin(i)	11.4%	15.6%	11.6%	12.5%

Total combined revenue(i)	438,088	390,777	1,316,693	1,152,569
Combined gross profit(i)	$51,562	$56,780	$157,327	$132,771
Combined gross profit margin(i)	11.8%	14.5%	11.9%	11.5%

Operating (loss) income	(6,048)	35,747	36,374	89,118
Interest expense, net	21,288	15,265	56,858	42,904
Net (loss) income	(24,188)	17,296	(9,258)	33,709
Comprehensive (loss) income	(20,345)	28,449	29,552	44,781

Adjusted EBITDA(i)	100,079	99,039	293,018	278,928
Adjusted EBITDA margin(i)(ii)	22.8%	25.3%	22.3%	24.2%

Free cash flow(i)	(28,311)	45,670	(1,037)	3,719

Per share information
Basic net (loss) income per share	$(0.90)	$0.59	$(0.34)	$1.17
Diluted net (loss) income per share	$(0.90)	$0.56	$(0.34)	$1.11
Adjusted EPS(i)	$0.25	$0.66	$0.94	$1.21
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Conference Call and Webcast
Management will hold a conference call and webcast to discuss our financial results for the quarter ended September 30, 2026, tomorrow, Thursday, November 5, 2026, at 8:00 a.m. Alberta Time (9:00 a.m. Eastern Time).
The call can be accessed by dialing:
Toll Free: 1-800-717-1738
Conference ID: 01529

A replay will be available through December 5, 2026, by dialing:
Toll Free: 1-888-660-6264
Conference ID: 01529
Playback Passcode: 01529#

A slide deck for the webcast will be available for download the evening prior to the call and will be found on the Company’s website at www.nacg.ca/presentations/
The live presentation and webcast can be accessed at:
https://onlinexperiences.com/scripts/Server.nxp?LASCmd=AI:4;F:QS!10100&ShowUUID=E582BB87-8979-40FE-9234-16CF120608AA&Referrer=https%3A%2F%2Fnacg.ca%2F
A replay will be available until December 5, 2026, using the link provided.

About the Company
North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Australia, Canada, and the U.S. For over 70 years, NACG has provided services to the mining, resource, and infrastructure construction markets.
For further information contact:
Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
(780) 960.7171
ir@nacg.ca
www.nacg.ca
Basis of Presentation
We have prepared our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Management’s Discussion and Analysis ("MD&A") for the quarter ended September 30, 2026, for further detail on the matters discussed in this release. In addition to the MD&A, please reference the dedicated 2026 Q3 Results Presentation for more information on our results and projections, which can be found on our website under Investors - Presentations.
Forward-Looking Information
The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by, or that include the words "anticipate", "believe", "expect", "should" or similar expressions and include guidance with respect to financial metrics provided in our outlook for 2026.
The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the MD&A for the three and nine months ended September 30, 2026. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com and on our company website at www.nacg.ca.

Non-GAAP Financial Measures
This press release presents certain non-GAAP financial measures, non-GAAP ratios, and supplementary financial measures that may be useful to investors in analyzing our business performance, leverage, and liquidity. A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. A "non-GAAP ratio" is a ratio, fraction, percentage or similar expression that has a non-GAAP financial measure as one or more of its components. Non-GAAP financial measures and ratios do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. A "supplementary financial measure" is a financial measure disclosed, or intended to be disclosed, on a periodic basis to depict historical or future financial performance, financial position or cash flows that does not fall within the definition of a non-GAAP financial measure or non-GAAP ratio. The non-GAAP financial measures and ratios we present include, "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash liquidity", "cash related interest expense", "cash provided by operating activities prior to change in working capital", "combined backlog", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "equity method investment backlog", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "growth capital", "growth spending", "invested capital", "margin", "net debt", "net debt leverage", "senior-secured debt", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". We also use supplementary financial measures such as "gross profit margin" and "total net working capital (excluding cash and current portion of long-term debt)" in our MD&A. Each non-GAAP financial measure used in this press release is defined under "Financial Measures" in our Management's Discussion and Analysis filed on EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedarplus.com and on our company website at www.nacg.ca.

Reconciliation of net income to adjusted net earnings, adjusted EBIT and adjusted EBITDA

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2026	2025	2026	2025
Net (loss) income	$(24,188)	$17,296	$(9,258)	$33,709
Adjustments:
Stock-based compensation expense (benefit)	970	(156)	3,838	(2,600)
Amortization of acquisition related intangible assets	716	239	716	239
Loss (gain) on disposal of property, plant and equipment	2,326	740	3,586	(344)
Equity investment (gain) loss on disposal of property, plant and equipment	(69)	(44)	(165)	113
Equity investment loss on legacy project	49,852	—	49,852	—
Equity investment loss on derivative financial instruments	236	855	1,036	2,766
Unrealized foreign exchange (gain) loss	(1,007)	845	482	689
Change in FV of contingent obligations - estimate adjustments	(20,029)	(2,771)	(36,405)	(21,573)
Loss on derivative financial instruments	1,434	1,684	2,184	9,346
IMC economic benefit - net income	—	—	2,307	—
IMC acquisition and integration costs	872	—	3,983	—
Canadian organizational realignment costs	450	—	6,200	—
Depreciation expense relating to early component failures	—	—	—	4,274
Post-acquisition asset relocation and integration costs	—	—	—	1,640
Tax effect of the above items	(4,973)	926	(3,145)	6,663
Adjusted net earnings(i)	$6,590	$19,614	$25,211	$34,922
Adjustments:
Tax effect of the above items	4,973	(926)	3,145	(6,663)
Income tax (recovery) expense	(3,355)	6,229	4,684	16,244
Equity investment EBIT(i)	(17,661)	5,734	(11,963)	3,830
Equity loss (earnings) in affiliates and joint ventures	18,144	(5,232)	13,275	(3,382)
Change in FV of contingent obligations - interest accretion	658	3,276	5,036	11,870
IMC economic benefit - interest and tax expense	—	—	1,737	—
Interest expense, net	21,288	15,265	56,858	42,904
Adjusted EBIT(i)	$30,637	$43,960	$97,983	$99,725
Adjustments:
Depreciation and amortization of non-acquisition related intangible assets	65,531	49,619	182,782	165,934
Equity investment depreciation and amortization	3,911	5,460	10,492	17,543
IMC economic benefit - depreciation and amortization	—	—	4,832	—
Write-down expense relating to Canadian organizational realignment costs	—	—	(3,071)	—
Depreciation expense relating to early component failures	—	—	—	(4,274)
Adjusted EBITDA(i)	$100,079	$99,039	$293,018	$278,928
Adjusted EBITDA margin(i)(ii)	22.8%	25.3%	22.3%	24.2%
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Equity (loss) earnings in affiliates and joint ventures	$(18,144)	$5,232	$(13,275)	$3,382
Adjustments:
Income tax (benefit) expense	(66)	431	(159)	223
Interest expense, net	549	71	1,471	225
Equity investment EBIT(i)	$(17,661)	$5,734	$(11,963)	$3,830
(i) See "Non-GAAP Financial Measures".

Reconciliation of total reported revenue to total combined revenue

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2026	2025	2026	2025
Revenue from wholly-owned entities per financial statements	$413,276	$317,248	$1,133,458	$978,715
Share of revenue from investments in affiliates and joint ventures	92,679	134,946	308,122	392,686
IMC economic benefit - revenue	—	—	70,096	—
Elimination of joint venture subcontract revenue	(67,867)	(61,417)	(194,983)	(218,832)
Total combined revenue(i)	$438,088	$390,777	$1,316,693	$1,152,569
(i) See "Non-GAAP Financial Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2026	2025	2026	2025
Gross profit from wholly-owned entities per financial statements	$47,086	$49,357	$131,523	$121,988
Share of gross (loss) profit from investments in affiliates and joint ventures	(45,376)	7,423	(34,980)	10,783
IMC economic benefit - gross profit(ii)	—	—	10,932	—
Equity investment loss on legacy project	49,852	—	49,852	—
Combined gross profit(i)	$51,562	$56,780	$157,327	$132,771
Combined gross profit margin(i)	11.8%	14.5%	11.9%	11.5%
(i)See "Non-GAAP Financial Measures".
(ii) Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.
Reconciliation of basic net income per share to adjusted EPS

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2026	2025	2026	2025
Net (loss) income	$(24,188)	$17,296	$(9,258)	$33,709
Interest from convertible debentures (after tax)	—	624	—	2,352
Diluted net (loss) income available to common shareholders	$(24,188)	$17,920	$(9,258)	$36,061

Adjusted net earnings	$6,590	$19,614	$25,211	$34,922

Weighted-average number of common shares	26,772,517	29,166,135	27,151,499	28,798,450
Weighted-average number of diluted shares	26,772,517	32,283,751	27,151,499	32,588,696

Basic net (loss) income per share	$(0.90)	$0.59	$(0.34)	$1.17
Diluted net (loss) income per share	$(0.90)	$0.56	$(0.34)	$1.11
Adjusted EPS(i)	$0.25	$0.66	$0.94	$1.21

(i)See "Non-GAAP Financial Measures".
Net Debt

(dollars in thousands)	September 30, 2026	December 31, 2025
Credit Facility(i)	$180,000	$174,156
Equipment financing(i)	440,104	309,238
Mortgage(i)	26,079	26,742
Senior-secured debt(ii)	646,183	510,136
Senior unsecured notes	550,000	350,000
Contingent obligations(i)	38,478	63,453
Convertible debentures(i)	—	55,000
Cash	(111,657)	(100,128)
Net debt(ii)	$1,123,004	$878,461

(i)Includes current portion.
(ii)See "Non-GAAP Financial Measures".

Free Cash Flow

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2026	2025	2026	2025
Per the Consolidated Statements of Cash Flows
Cash provided by operating activities	$47,166	$91,824	$167,897	$207,916
Cash used in investing activities	(99,190)	(65,862)	(280,151)	(231,466)
Effect of exchange rate on changes in cash	(154)	2,278	6,504	2,118
	$(52,178)	$28,240	$(105,750)	$(21,432)
Add back of growth and non-cash items included in the above:
Acquisition of IMC(i)	—	—	37,535	—
Acquisition costs	1,620	—	3,826	—
Growth capital additions(ii)	30,827	23,275	95,804	75,804
Capital additions financed by leases(ii)	(8,580)	(5,845)	(32,452)	(50,653)
Free cash flow(ii)	$(28,311)	$45,670	$(1,037)	$3,719

(i)Acquisition of IMC is the purchase price less cash acquired
(ii)See "Non-GAAP Financial Measures".

Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	September 30, 2026	December 31, 2025
Assets
Current assets
Cash	$111,657	$100,128
Accounts receivable	217,458	148,928
Contract assets	44,607	30,472
Inventories	92,461	75,660
Prepaid expenses and deposits	11,788	6,925
Assets held for sale	953	107
	478,924	362,220
Property, plant and equipment, net of accumulated depreciation of $691,557 (December 31, 2025 – $582,892)	1,605,520	1,358,852
Operating lease right-of-use assets	24,858	10,734
Investments in affiliates and joint ventures	61,970	70,416
Intangible assets	22,373	12,333
Other assets	30,071	5,198
Total assets	$2,223,716	$1,819,753
Liabilities and shareholders' equity
Current liabilities
Accounts payable	$219,605	$102,054
Accrued liabilities	98,267	89,308
Contract liabilities	7,471	22,848
Current portion of long-term debt	147,951	160,557
Current portion of contingent obligations	18,357	34,597
Current portion of operating lease liabilities	2,291	1,495
	493,942	410,859
Long-term debt	1,040,022	749,829
Contingent obligations	20,121	28,856
Operating lease liabilities	22,982	9,698
Other long-term obligations	21,848	22,607
Deferred tax liabilities	172,374	141,283
	1,771,289	1,363,132
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2026 - 27,435,462 (December 31, 2025 – 28,821,481))	270,419	282,957
Treasury shares (September 30, 2026 - 796,568 (December 31, 2025 - 871,244))	(13,827)	(14,993)
Additional paid-in capital	—	2,807
Retained earnings	147,638	176,463
Accumulated other comprehensive income	48,197	9,387
Shareholders' equity	452,427	456,621
Total liabilities and shareholders' equity	$2,223,716	$1,819,753

Consolidated Statements of Operations and
Comprehensive (Loss) Income

(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2026	2025	2026	2025
Revenue	$413,276	$317,248	$1,133,458	$978,715
Cost of sales	299,943	218,033	818,437	690,554
Depreciation and amortization	66,247	49,858	183,498	166,173
Gross profit	47,086	49,357	131,523	121,988
General and administrative expenses	50,808	12,870	91,563	33,214
Loss (gain) on disposal of property, plant and equipment	2,326	740	3,586	(344)
Operating (loss) income	(6,048)	35,747	36,374	89,118
Interest expense, net	21,288	15,265	56,858	42,904
Equity loss (earnings) in affiliates and joint ventures	18,144	(5,232)	13,275	(3,382)
Loss on derivative financial instruments	1,434	1,684	2,184	9,346
Change in fair value of contingent obligations	(19,371)	505	(31,369)	(9,703)
(Loss) income before income taxes	(27,543)	23,525	(4,574)	49,953
Current income tax (benefit) expense	(10,177)	206	(10,838)	2,781
Deferred income tax expense	6,822	6,023	15,522	13,463
Net (loss) income	(24,188)	17,296	(9,258)	33,709
Other comprehensive income
Unrealized foreign currency translation gain	(3,843)	(11,153)	(38,810)	(11,072)
Comprehensive (loss) income	$(20,345)	$28,449	$29,552	$44,781

Per share information
Basic net (loss) income per share	$(0.90)	$0.59	$(0.34)	$1.17
Diluted net (loss) income per share	$(0.90)	$0.56	$(0.34)	$1.11